EXHIBIT 2

Schedule A

Transactions during the past 60 days

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Min	Max
4/23/2025	Sale	58,742	$7.24	$7.05	$7.60
4/24/2025	Sale	23,439	$7.25	$7.01	$7.46
4/25/2025	Sale	32,497	$7.35	$7.23	$7.50
4/28/2025	Sale	31,731	$7.22	$7.02	$7.36
4/28/2025	Sale	156	$7.16	$7.14	$7.20
4/29/2025	Sale	4,349	$7.17	$7.03	$7.33
4/30/2025	Sale	49,086	$7.17	$7.00	$7.25
5/13/2025	Purchase	1,000,000	$8.18	$7.50	$8.50
5/13/2025	Purchase	189,492	$7.92	$7.78	$8.04
5/13/2025	Purchase	416	$8.02	$7.89	$8.10
5/14/2025	Purchase	10,092	$7.96	$7.87	$8.12
5/14/2025	Purchase	100,000	$7.43	$7.33	$7.55

*The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased or sold at each price within the ranges set forth in the table above.